FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        Unaudited Financial Statements

                   For the Three Months ended March 31, 2003

                            Commission file number

                                   333-10886

                    Dunlop Standard Aerospace Holdings plc

            (Exact name of registrant as specified in its charter)

                                 Holbrook Lane

                               Coventry CV6 4AA

                                United Kingdom

             (Address of principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |  |  No  |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunlop Standard Aerospace Holdings plc

By:_______________________
David Unruh
Chief Financial Officer

June 30, 2003

CONDENSED PROFIT AND LOSS STATEMENTS                                                                                Page 1
(UNAUDITED)
---------------------------------------------------------------------------------------------------------------------------------



                    DUNLOP STANDARD AEROSPACE HOLDINGS PLC
                    CONDENSED CONSOLIDATED PROFIT AND LOSS

                                  (UNAUDITED)

                                                      FOR THE QUARTER                                YEAR ENDED
                                                   ENDED MARCH 31, 2003                             DECEMBER 31
                                                         2003                   2002                   2002              2001
                                                  (POUND)'000            (POUND)'000            (POUND)'000       (POUND)'000
                                                                                                             (r nt
SALES                                          (pound)105,655         (pound)111,267         (pound)451,848    (pound)444,904

COST OF GOODS SOLD                                     76,770                 80,551                326,599           314,433
--------------------------------------------- ---------------- ----------------------  --------------------- -----------------
                                                       28,885                 30,716                125,249           130,471
GROSS MARGIN

SELLING, GENERAL,  ADMIN & OTHER EXPENSES              13,809                 13,498                 56,358            54,815
--------------------------------------------- ---------------- ----------------------  --------------------- -----------------

OPERATING PROFIT PRE-EXCEPTIONAL                       15,076                 17,218                 68,891            75,656

EXCEPTIONAL ITEM                                            -                      -                  3,778                 -
--------------------------------------------- ---------------- ----------------------  --------------------- -----------------

OPERATING PROFIT AFTER-EXCEPTIONAL                     15,076                 17,218                 65,113            75,656

FINANCE COSTS, NET                                      8,192                 11,174                 43,235            41,930
--------------------------------------------- ---------------- ----------------------  --------------------- -----------------

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION           6,884                  6,044                 21,878            33,726
TAXATION                                                2,194                  2,081                 10,018            13,252
--------------------------------------------- ---------------- ----------------------  --------------------- -----------------

PROFIT FOR THE FINANCIAL PERIOD                  (POUND)4,690           (POUND)3,963          (POUND)11,860     (POUND)20,474
============================================= ================ ======================  ===================== =================

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED BALANCE SHEETS                                                                                            PAGE 2
(UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------------
                    DUNLOP STANDARD AEROSPACE HOLDINGS PLC

                     CONDENSED CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                                             31 MARCH                 31 MARCH               31 DECEMBER
                                                                 2003                     2002                      2002
                                                          (POUND)'000              (POUND)'000               (POUND)'000
FIXED ASSETS

Intangible fixed assets:

     Goodwill                                        (pound)315,788             (pound)326,582            (pound)313,856
     Development costs / licenses                            28,307                     30,449                    28,089
----------------------------------------------- ------------------------- ------------------------ -------------------------
Total Intangible fixed assets                               344,095                    357,031                   341,945
Tangible fixed assets                                       174,595                    183,576                   178,643
----------------------------------------------- ------------------------- ------------------------ -------------------------

TOTAL INTANGIBLE AND TANGIBLE FIXED ASSETS                  518,690                    540,607                   520,588
----------------------------------------------- ------------------------- ------------------------ -------------------------

CURRENT ASSETS

Debtors:

     Trade & other debtors                                  116,797                    118,478                   105,277
     Deferred costs - initial parts provided                 25,333                     23,883                    25,002
Stocks                                                       77,158                     70,190                    69,352
Cash at bank and in hand                                      1,276                     15,474                    33,585
----------------------------------------------- ------------------------- ------------------------ -------------------------

TOTAL CURRENT ASSETS                                        220,564                    228,025                   233,216
----------------------------------------------- ------------------------- ------------------------ -------------------------

CREDITORS - AMOUNTS FALLING
DUE WITHIN ONE YEAR

Trade and other creditors                                  (90,071)                  (104,360)                   (85,038)
Current portion of long term debt                          (42,713)                   (24,597)                   (67,910)
----------------------------------------------- ------------------------- ------------------------ -------------------------

TOTAL CREDITORS                                           (132,784)                  (128,957)                  (152,948)

----------------------------------------------- ------------------------- ------------------------ -------------------------
NET CURRENT ASSETS                                          87,780                    99,068                      80,268
----------------------------------------------- ------------------------- ------------------------ -------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                      606,470                   639,675                     600,856
----------------------------------------------- ------------------------- ------------------------ -------------------------

CREDITORS - AMOUNTS FALLING DUE
AFTER MORE THAN ONE YEAR

Bank loans and Senior notes                               (347,462)                  (390,724)                  (343,571)
Accruals and deferred income                                (5,557)                    (9,359)                    (8,951)
----------------------------------------------- ------------------------- ------------------------ -------------------------

                                                          (353,019)                  (400,083)                  (352,522)

PROVISIONS FOR LIABILITIES & CHARGES                       (22,614)                   (19,922)                   (22,615)
----------------------------------------------- ------------------------- ------------------------ -------------------------

NET ASSETS                                          (POUND)230,837            (POUND)219,670              (POUND)225,719

----------------------------------------------- ------------------------- ------------------------ -------------------------

SHARE CAPITAL AND RESERVES
160,000,000 ordinary
shares of (pound)1 each

Called up share capital                             (pound)160,000              (pound)160,000           (pound)160,000

Profit and loss account                                     70,837                      59,670                   65,719
----------------------------------------------- ------------------------- ------------------------ -------------------------

TOTAL EQUITY SHAREHOLDERS' FUNDS                    (POUND)230,837              (POUND)219,670           (POUND)225,719

----------------------------------------------- ------------------------- ------------------------ -------------------------

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED FINANCIAL STATEMENTS                                                                                      PAGE 3
(UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------------

                    DUNLOP STANDARD AEROSPACE HOLDINGS PLC

           CONSDENSED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                  (UNAUDITED)

                                                                31 MARCH               31 MARCH              31 DECEMBER
                                                                    2003                   2002                     2002
                                                             (POUND)'000            (POUND)'000              (POUND)'000


Profit for the financial period before dividends            (pound)4,690           (pound)3,963            (pound)11,860
Exchange adjustments                                                 428                    219                  (1,629)
------------------------------------------------- ------------------------- ----------------------  -----------------------

TOTAL RECOGNISED GAINS AND LOSSES                           (POUND)5,118           (POUND)4,182            (POUND)10,231
Profit and Loss - Beginning                                       65,719                 55,488                   55,488
------------------------------------------------- ------------------------- ----------------------  -----------------------
PROFIT AND LOSS - ENDING                                   (POUND)70,837          (POUND)59,670            (POUND)65,719
------------------------------------------------- ------------------------- ----------------------  -----------------------


                    DUNLOP STANDARD AEROSPACE HOLDINGS PLC

        CONDENSED RECONCILILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                  (UNAUDITED)

                                                       THREE MONTHS               THREE MONTHS               YEAR ENDED
                                                     ENDED 31 MARCH             ENDED 31 MARCH              31 DECEMBER
                                                               2003                       2002                     2002
                                                        (POUND)'000                (POUND)'000              (POUND)'000

Profit for the financial period                        (pound)4,690               (pound)3,963            (pound)11,860
Exchange adjustments                                            428                        219                  (1,629)
------------------------------------------------- -------------------- --------------------------  -----------------------

NET INCREASE IN SHAREHOLDERS' FUNDS                           5,118                      4,182                   10,231

Shareholders' funds - beginning of period                   225,719                    215,488                  215,488

------------------------------------------------- -------------------- --------------------------  -----------------------

SHAREHOLDERS' FUNDS - END OF PERIOD                  (POUND)230,837             (POUND)219,670           (POUND)225,719

------------------------------------------------- -------------------- --------------------------  -----------------------


The accompanying notes are an integral part of these condensed financial statements.


MANAGEMENT DISCUSSION OF FINANCIAL RESULTS                                                                            PAGE 4
(UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------------
                    DUNLOP STANDARD AEROSPACE HOLDINGS PLC

                  CONDENSED CONSOLIDATED CASH FLOW STATEMENT

                                  (UNAUDITED)

                                                            QUARTER               QUARTER
                                                              ENDED                 ENDED              YEAR ENDED
                                                           31 MARCH              31 MARCH             31 DECEMBER
                                                               2003                  2002                    2002
                                                        (POUND)'000           (POUND)'000             (POUND)'000
                                                        -----------           -----------             -----------
Operating profit                                      (pound)15,076         (pound)17,218          (pound)65,113
Depreciation                                                  3,581                 3,458                 14,540
Amortisation of deferred costs                                1,212                 1,186                  4,701
Gain / (loss) on disposal of fixed assets                         1                     3                    469
Change in stock                                             (2,395)                 (1,154)                 (6,071)
Change in debtors                                          (13,486)                (18,674)                (15,701)
Change in trade creditors                                     (638)                 6,002                    300
Capital Grant Release & Other                                 (761)                   (854)                   (628)
---------------------------------------------------------------------- ---------------------  ---------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                     2,590                 7,185                 62,723
---------------------------------------------------------------------- ---------------------  ---------------------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

Interest and finance charges paid                           (2,109)                 (5,538)                (43,282)
Finance lease interest paid                                       -                     -                      -
---------------------------------------------------------------------- ---------------------  ---------------------
NET CASH (OUTFLOW) FROM RETURNS ON
INVESTMENTS AND SERVICING OF FINANCE

                                                            (2,109)                  (5,538)               (43,282)
---------------------------------------------------------------------- ---------------------  ---------------------
TAXATION

TAX PAID                                                    (3,232)                  (1,234)                (7,724)

---------------------------------------------------------------------- ---------------------  ---------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

(Payments) to acquire tangible fixed assets - net           (2,062)                (10,886)               (29,354)
(Payments) for development expenditure,
 licensing and OEM fees
                                                              (658)                   (290)                (2,268)
---------------------------------------------------------------------- ---------------------  ---------------------

NET CASH (OUTFLOW) FROM CAPITAL
EXPENDITURE AND FINANCIAL INVESTMENT

                                                            (2,720)                (11,176)               (31,622)
---------------------------------------------------------------------- ---------------------  ---------------------

CURRENCY AND OTHER                                             192                        -                      -
---------------------------------------------------------------------- ---------------------  ---------------------

NET CASH INFLOW /  (OUTFLOW) BEFORE FINANCING               (5,279)              (10,763)                 (19,905)
---------------------------------------------------------------------- ---------------------  ---------------------

FINANCING

Bank loans (repaid) /received                                     -               (3,155)                   (2,039)
Working capital loans                                       (9,075)                                       10,333
Capital element of finance lease payments                         -                        -                   -

---------------------------------------------------------------------- ---------------------  ---------------------

NET CASH (OUTFLOW) / INFLOW FROM FINANCING                  (9,075)               (3,155)                   8,294
---------------------------------------------------------------------- ---------------------  ---------------------

INCREASE (DECREASE) IN CASH                                (14,354)              (13,918)                  (11,611)
Exchange adjustments                                            193                   329                  (2,015)
Cash - beginning of period                                   15,437                29,063                 29,063
---------------------------------------------------------------------- ---------------------  ---------------------
CASH - END OF PERIOD (NET OF BANK OVERDRAFTS)          (POUND)1,276         (POUND)15,474          (POUND)15,437
---------------------------------------------------------------------- ---------------------  ---------------------
The accompanying notes are an integral part of these condensed financial statements.

MANAGEMENT DISCUSSION OF FINANCIAL RESULTS                         PAGE 9
(UNAUDITED)

------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

INTERIM CONDENSED FINANCIAL STATEMENTS

During interim periods, Dunlop Standard Aerospace Holdings plc (the "Company") follow the accounting policies set forth in its Annual Report to Shareholders and applies appropriate interim financial reporting standards, as indicated below. Users of financial information produced for interim periods are encouraged to refer to the notes contained in the Annual Report to Shareholders when reviewing interim financial results. Copies of the Company's 1999 to 2002 annual reports have been filed with the Securities and Exchange Commission.

Interim financial reporting standards require management to make estimates that are based on assumptions regarding the outcome of future events and circumstances not known at the present time, including the use of estimated effective tax rates. Inevitably, some assumptions may not materialise and unanticipated events and circumstances may occur which vary from those estimates and such variations may significantly affect the Company's future results. In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments of a normal and recurring nature which are necessary to present fairly the financial positions of the Company as of 31 March 2003 and 31 March 2002, and the results of its operations and cash flows for the three month periods ended 31 March 2003 and 2002.

Certain of the comparative financial information have been restated to conform to the current presentation. The company and Dunlop Standard Aerospace Group Limited, our parent, and its subsidiaries (the "Group") has now adopted Financial Reporting Standard 19 `Deferred Tax' such that deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the accounts. A deferred tax asset is only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted. The effect of the change in accounting policy to adopt FRS 19 resulted in restatement of tax on profit on ordinary activities by (pound)247,000 in 2001 and to decrease profit in 2001 by (pound)280,000. Appropriate adjustments were made to opening reserves.

FOREIGN EXCHANGE RATES

The following exchange rates have been used to convert the Group's subsidiary company balance sheets and income statements from United States Dollars, to Pounds Sterling:

                                THREE MONTHS ENDED       THREE MONTHS ENDED      YEAR ENDED
                                    MARCH 31, 2003           MARCH 31, 2002       DEC. 2002
Income Statement    (pound) =        $1.60                    $1.43                $1.50
Balance Sheet       (pound) =        $1.58                    $1.43                $1.61

2. NATURE OF OPERATIONS

The company was incorporated on 16 July 1998 as a holding company for the aerospace businesses it ultimately acquired from BTR plc on 1 October 1998. Subsidiaries were formed prior to the closing or acquired as part of the acquisition in Canada, the United States of America, the United Kingdom, Holland, Singapore and Australia in order to purchase directly from BTR plc or its respective subsidiaries, the aerospace operations in those countries, effective 1 October 1998. The purchase method of accounting was adopted for the acquisition. Accordingly, the general basis for valuation of the assets acquired and liabilities assumed is the fair value at the date of acquisition. The results of the operations of the acquired companies are included in the profit and loss account of the group from 1 October 1998. The total cost of the acquisition was (pound)537 million, which included (pound)22 million in acquisition expenses. This was financed by debt of (pound)382 million and equity of (pound)155 million. Goodwill, representing the excess purchase price over the fair value of net assets acquired, arising on acquisition was (pound)311.8 million, which has been capitalised. Following finalisation of certain items with the vendors, goodwill was adjusted effective 31 December 1999 to (pound)312.2 million. Since then, goodwill has been adjusted to reflect changes in foreign exchange rates at each balance sheet date. The goodwill is considered to have an indefinite life and accordingly has not been amortised. In accordance with FRS 11 `Impairment of Fixed Assets and Goodwill', goodwill will be reviewed annually for possible impairment. In 2001, the review resulted in a full provision being made in respect of the group's operations in Australia.

3. SENIOR NOTES

On 7 May 1999, the Company issued US $225 million of 11 7/8% Senior Notes due 2009. The proceeds were used to repay mezzanine financing which had been set up at closing to complete the acquisition of the aerospace businesses from BTR plc. In September 1999, the company launched an exchange offer for these Senior Notes, which closed effective 6th November 1999.

4. SEGMENTAL ANALYSIS

The Group reports results of its business divisions in two segments, Engine Repair and Overhaul and Design and Manufacturing. The Engine Repair and Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, airfoil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.

                                                    QUARTER             QUARTER
                                                      ENDED               ENDED             YEAR ENDED
                                                   31 MARCH             31 MARCH            31 DECEMBER
                                                       2003                2002                   2002
SALES                                           (POUND)'000         (POUND)'000            (POUND)'000
Engine Repair and Overhaul                   (pound)73,542       (pound)76,605        (pound)320,534
Design and Manufacturing                            32,113              34,662               131,314
------------------------------------------ ------------------- -------------------- ----------------------
TOTAL SALES                                 (POUND)105,655      (POUND)111,267        (POUND)451,848
------------------------------------------ ------------------- -------------------- ----------------------

OPERATING PROFIT

Engine Repair and Overhaul                           6,153               6,170                31,455
Design and Manufacturing                             8,923              11,048                37,436
------------------------------------------ ------------------- -------------------- ----------------------
Operating profit pre-exceptional                    15,076              17,218                68,891
Exceptional Item                                         -                   -                (3,778)
------------------------------------------ ------------------- -------------------- ----------------------
Operating profit after-exceptional                  15,076              17,218                65,113
Finance costs                                       (8,192)            (11,174)              (43,235)
------------------------------------------ ------------------- -------------------- ----------------------
Profit on ordinary activities before tax             6,884               6,044                21,878
Taxation                                            (2,194)             (2,081)              (10,018)
------------------------------------------ ------------------- -------------------- ----------------------
PROFIT FOR THE FINANCIAL PERIOD               (POUND)4,690        (POUND)3,963         (POUND)11,860
------------------------------------------ ------------------- -------------------- ----------------------

NET OPERATING ASSETS                               31 MARCH            31 MARCH            31 DECEMBER
                                                       2003                2002                   2002
                                                (POUND)'000         (POUND)'000            (POUND)'000
Engine Repair and Overhaul                  (pound)200,913      (pound)195,967        (pound)189,979
Design and  Manufacturing                          143,437             134,737               137,129
------------------------------------------ ------------------- -------------------- ----------------------
Sub-total                                          344,350             330,704               327,108
Unallocated net liabilities                        (13,196)            (10,738)               (9,307)
Goodwill                                           315,788             326,582               313,856
Taxation                                           (27,206)            (27,031)              (28,042)
------------------------------------------ ------------------- -------------------- ----------------------
Net debt (including current
portion but net of cash)                          (388,899)           (399,847)             (377,896)
------------------------------------------ ------------------- -------------------- ----------------------

SHAREHOLDERS' FUNDS                         (POUND)230,837      (POUND)219,670        (POUND)225,719
------------------------------------------ ------------------- -------------------- ----------------------

PART 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents management's analysis of the financial condition and results of operations for the period from 1 January to 31 March 2003. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's 2002 and 2001 Report and Group Accounts, along with the condensed consolidated financial statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, which are not historical facts (including statements concerning the Company's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Company, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Company and its representatives may from time to time make other oral or written statements which are also "forward-looking statements". These forward-looking statements are based upon management's expectations and beliefs concerning future events affecting the Company. Management cautions that forward-looking statements are not guarantees and that the Company's actual financial results and condition, plans and strategy for its business, and related financing may differ materially from such forward-looking statements.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with the preparation of Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain other sections contained in the Company's quarterly, annual or other reports filed with or submitted to the U.S. Securities and Exchange Commission, the Company does not intend to review or revise any particular forward-looking statement in light of such future events.

A discussion of important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations has been set forth in this Report and should be read in conjunction with this discussion. In addition, other factors have been or may be discussed from time to time in the Company's filings with or submissions to the U.S. Securities and Exchange Commission. The Company's results for the period 1 January to 31 March 2003 are not necessarily indicative of results that will be achieved during the year ending 31 December 2003.

1.  RESULTS OF OPERATIONS - PERIOD ENDED 31 MARCH 2003

SALES

Net sales decreased (pound)5.6 million (5.0%) to (pound)105.7 million in the first quarter of 2003 compared to (pound)111.3 million in the first quarter of 2002. Design and Manufacturing 2003 first quarter sales decreased 7.4%, compared to the first quarter of 2002. Sales of new manufactured OEM parts and brakes declined from sales in 2002 reflecting reduced stock and build levels at most of our customers in addition to cancelled programmes. Engine repair and overhaul underlying sales growth of 8% (excluding currency movements) reflect continued growth in military and regional jet engine programs. Engine Repair and Overhaul first quarter 2003 sales decreased 4.0% compared to the first quarter of 2002 after taking into account the movement in the USD-GBP exchange rate.

GROSS MARGIN

Gross margin decreased (pound)1.8 million (6.0%) during the first quarter of 2003, compared to the first quarter of 2002. Design and Manufacturing first quarter gross margin was down (pound)2.0 million (11.7%), primarily due to the volume shortfall. Engine Repair & Overhaul first quarter gross margin increased (pound)0.2 million (1.5%).

SELLING, GENERAL, ADMINISTRATION & OTHER EXPENSES

Total selling, general, administration and other expenses increased (pound)0.3 million (2.0%) in the first quarter of 2003, compared to the first quarter of 2002. Design and Manufacturing selling, general, administration and other expenses increased (pound)0.3 million (4.3%) in the first quarter of 2003 compared with the first quarter of 2002. Engine Repair & Overhaul selling, general, administrative and other expenses in the first quarter of 2003 remained consistent compared to the first quarter of 2002.

OPERATING PROFIT

Operating profit during the first quarter of 2003 was (pound)2.1 million (12.4%) lower than the first quarter of 2002, primarily as a result of lower sales in Design & Manufacturing.

Design and Manufacturing Division operating profit for the first quarter of 2003 was (pound)2.1 million (19.2%) lower than the first quarter of 2002 reflecting reduced sales. Engine Repair and Overhaul operating profit for the first quarter of 2003 was at the same level as the first quarter of 2002.

FINANCE COSTS

Interest expense decreased to (pound)8.2 million (26.7%) during the first quarter of 2003 from (pound)11.2 million in the first quarter of 2002. This decrease is primarily the result of the expiration of the derivative contracts in November 2002. Current interest rates are considerably less than the rates outlined in the terms of the derivative contracts, further contributing to decreased finance costs.

Amortisation of finance costs during the first quarter of 2003 was approximately the same as the first quarter of 2002.

TAXATION

Taxation charge for the first quarter of 2003 reflects an average tax rate of 32% of profit on ordinary activities before taxation (2002: 34%).

NET EARNINGS

Net earnings were (pound)4.7 million in the first quarter of 2003 compared to (pound)4.0 million for the first quarter of 2002. The primary reason for the increase is the reduction of finance costs as outlined in the proceeding comments.

NEW PROGRAMMES

General Electric CF34 Authorisation: In September 2001, we entered into an agreement with GE Engine Services Inc. to become an Authorised CF34(TM) Service Provider. The Agreement allowed us to become the first GE authorised independent MRO company in North America to provide service to the CF34 engine market.

Since signing in September 2001, we have built a new 40,000 square-foot production facility in Winnipeg dedicated to the CF34 business that houses five production and two support cells. In addition, a new 10,000 square-foot thrust test cell was erected and commissioned for operation in September 2002 and the operation has been given full Transport Canada approval for the CF34 Series 1 and 3 models. Revenue has been recognized on production engines processed through the facility since September 2002.

Brake Programs: In partnership with Honeywell Inc., we have been selected to provide carbon brakes for the Airbus A380 program and the Joint Strike Fighter program. Development of these new programs are progressing and we expect to generate initial revenues in 2006 for the A380 and 2008 for the Joint Strike Fighter program.

INITIAL PUBLIC OFFERING

On 28 June 2002 a new company, Dunlop Standard Limited ("DSL") filed a registration statement on Form F-1 with the Securities and Exchange Commission relating to a proposed Initial Public Offering ("IPO") on the New York Stock Exchange. The prospectus proposed amongst other things, and subject to completion, that immediately prior to the closing of the proposed offering, DSL would acquire all the outstanding shares of Dunlop Standard Aerospace Group Limited, the Company's parent. A portion of the funds received from this proposed transaction would have been made available to repurchase the outstanding Senior Notes of the company. On 1 July 2002 an offer was made to purchase up to $112,500,000 of the outstanding Senior Notes at a price between $1,055 to $1,100 per $1,000 principal plus accrued interest, subject to completion of the IPO. On 24 July 2002 DSL postponed the IPO due to market conditions and the company terminated its tender offer for the 11?% Senior Notes.

2.  LIQUIDITY AND CAPITAL RESOURCES

The Company's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

         o    fund capital expenditures for the maintenance of our facilities;

         o purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;

         o expand our business, including the completion of the facility to service the General Electric CF34 engine;

         o fund potential acquisitions consistent with our business strategy;

         o    fund debt service requirements;

         o    fund research and development;

         o    fund new program bids;

         o    fund working capital requirements;

         o    fund expenditures on free-of-charge brake ship-sets;

         o    fund costs of obtaining OEM authorizations; and

         o    fund taxation arising in various jurisdictions.


NET CURRENT ASSETS

Net current assets increased (pound)7.5 million (9.4%) from (pound)80.3 million at 31 December 2002 to (pound)87.8 million at 31 March 2003. This is primarily due to increases in stocks and trade debtors to support underlying growth in engine repair and overhaul activities.

CAPITAL EXPENDITURE

Overall, Company capital expenditure on fixed assets and capitalised development costs for the first three months of 2003 totalled (pound)2.7 million. Capital expenditures are lower than in the first three months of 2002 by (pound)8.5 million. The primary payments for capital associated with the new CF34 programme occurred in 2002. Expenditures of (pound)16.8 million were made on this programme in 2002. Expenditures in the first three months of 2003 are primarily for new equipment, as well as development costs related primarily to braking programmes.

CASH FLOW

Operating cash flow was (pound)2.6 million for the first three months of 2003. This is lower than the same period in 2002 by (pound)4.6M resulting from lower operating profit and changes in trade working capital.

MANAGEMENT DISCUSSION OF FINANCIAL RESULTS                        PAGE 10
(UNAUDITED)

------------------------------------------------------------------------------

HEDGING

The Company's operations are conducted by entities in many countries, and, accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. In order to mitigate translation risks, borrowings are drawn down in local functional currencies. In addition, from time to time, short-term funding loans are made from one operating subsidiary to another. The Company usually arrange forward currency transactions at the inception of these loans to eliminate exchange risk arising on the underlying loan.

In addition to currency translation risk, the Company incur currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency, which is generally the practice in the aerospace industry. Currency hedging is generally used to protect against the transaction risk arising from forward purchase commitments of aircraft parts, the prices of which are denominated in US dollars, and from its receipt of revenues in foreign currencies.

Under the credit agreement, the Company entered into interest rate hedging arrangements as detailed in notes to the Company's 2001 Report and Group Accounts. These arrangements expired in November 2002. Given the significant fall in LIBOR rates since the original swaps were initiated, the directors intend to further consider their hedging strategy during 2003.

BORROWINGS AND EQUITY

At 31 March 2003, the Company had (pound)390.2 million outstanding in total borrowings, of which (pound)42.7 million is due within one year.

The Company made the scheduled repayment of (pound)11.2 million on 1 April 2003 under the credit agreements or other long term borrowings, notwithstanding certain provisions of the credit agreements and the Senior Notes which require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the credit agreement.

The Company also has available to it a (pound)50 million Revolving Credit Facility available to fund, among other things, seasonal working capital needs. At 31 March 2003, (pound)19.2 million is outstanding under this Revolving Credit Facility. In addition, approximately (pound)11.0 million is unavailable as a result of offsets required by the credit agreement for any outstanding bank overdraft lines established for our local operating units. A further (pound)49.1 million facility is available to fund capital expenditures associated with our new CF34 engine repair and overhaul program. At 31 March 2003 (pound)38.1 million of this facility has been drawn.

Pursuant to the requirements of the Offering Memorandum dated 7th May 1999, and the exchange offer dated September 1999, Dunlop Standard Aerospace Holdings plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS PLC

By:         __________________
Name:       David Unruh
Title:      Chief Financial Officer
Date:       June 30, 2003